FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Publicly-Held Company with Authorized Capital CNPJ/MF nº 47.508.411/0001-56 NIRE 35.300.089.901	VIA VAREJO S.A. Publicly-Held Company with Authorized Capital CNPJ/MF nº 33.401.260/0652-90 NIRE 35.300.394.925

NOTICE OF MATERIAL FACT

Companhia Brasileira de Distribuição and Via Varejo S.A. hereby inform their shareholders and the market that Cnova N.V. has disclosed the press release transcribed below.

São Paulo and São Caetano do Sul, November 20th, 2014.

Daniela Sabbag Investor Relations Officer	Marcelo Rizzi de Oliveira Investor Relations Officer

November 20th, 2014

Cnova N.V. Announces Pricing of Initial Public Offering

November 20th, 2014 — Cnova N.V. (“Cnova”), one of the largest global eCommerce companies, announced the pricing on November 19th of its initial public offering of 26,800,000 ordinary shares at a price of $7.00 per share, resulting in gross proceeds of approximately $188 million. Cnova’s ordinary shares are expected to begin trading on November 20, 2014 on the NASDAQ Global Select Market under the ticker symbol “CNV.” The offering is expected to close on November 25, 2014, subject to the satisfaction of customary closing conditions. In addition, Cnova has granted the underwriters a 30-day option to purchase up to 4,020,000 additional ordinary shares at the initial public offering price to cover over-allotments, if any.

Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. are acting as joint book runners for the offering, and BNP Paribas Securities Corp., HSBC Securities (USA) Inc., Natixis Securities Americas LLC and SG Americas Securities LLC are acting as co-managers for the offering.

The offering is being made only by means of a prospectus filed with the U.S. Securities and Exchange Commission (“SEC”), copies of which can be obtained from:

Morgan Stanley & Co. LLC

Att.: Prospectus Dept.

180 Varick Street, 2nd Floor

New York, NY 10014

J.P. Morgan Securities LLC

c/o Broadridge Financial Solutions

1155 Long Island Avenue

Edgewood, NY, 11717

Att.: Prospectus Dept.

A registration statement (including a prospectus) relating to these securities has been filed with and declared effective by the SEC. This announcement does not constitute a prospectus and is not an offer to sell or a solicitation of any offer to buy any securities of Cnova nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Cnova

Cnova N.V. is one of the largest global eCommerce companies, operating Cdiscount sites in France, Brazil, Colombia, Ecuador, Thailand, Vietnam, Ivory Coast, Senegal and Belgium and the sites Extra.com.br, Pontofrio.com and Casasbahia.com.br in Brazil. Cnova offers its over 12.9 million active customers access to a wide assortment of more than 12 million product offerings through a combination of attractive pricing and highly differentiated delivery and payment solutions. Cnova N.V. is part of Groupe Casino. Information on, or accessible through, the sites referenced above is not part of this press release.

                                                                                                                                                                   November 20th, 2014

Groupe Casino, listed on the French stock market, is a retail group that specializes in the sale of food and nonfood products, generating €49 billion in consolidated net sales in 2013, through more than 14,000 retail outlets including 10,000 in France, with 329,000 employees worldwide. In 2013, 60% of consolidated net sales were recorded in fast-growing countries, mainly in Latin America (GPA and Via Varejo in Brazil and Grupo Éxito in Colombia) and South East Asia (Big C in Thailand and Vietnam). In France, Groupe Casino has successfully applied its multi-format, multi-banner, multi-channel model through a network of hypermarkets (Géant), supermarkets (Casino), urban supermarkets (Monoprix, Franprix, Leader Price) and convenience stores (Casino Shop, Vival, Spar) and eCommerce. GPA, listed on the Brazilian stock market, is the largest retailer in Brazil with €11 billion of net sales in 2013 (food only), 156,000 employees and a distribution network comprising more than 2,000 points of sale (Pão de Açúcar, Extra, Assai, Minimercado) as well as eCommerce. Via Varejo, listed on the Brazilian stock market, is one of the largest retailers of electronics and appliances in the world, with net sales of €7.6 billion in 2013, 67,000 employees and more than 900 stores serving approximately 50 million customers through the Casas Bahia and Pontofrio banners. Grupo Éxito, listed on the Colombian stock market, is the leading retailer in Colombia, with net sales of €4.2 billion in 2013, almost 37,000 employees and 739 stores. Éxito utilizes a multi-brand, multi-format, multi-industry and multi-business strategy under the Éxito, Carulla, Surtimax and Super Inter brands.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 20, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.